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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)(1)



                           HOMEPLACE OF AMERICA, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    341894103
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                                 (CUSIP Number)

                                 August 15, 2000
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             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [X] Rule 13d-1(d)

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         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SCHEDULE 13G                             FORMS


CUSIP NO.     341894103                   13G                  PAGE 2 OF 5 PAGES


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1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        The Kuwait Investment Authority, as agent for the Government of Kuwait
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                        (b)  [X]

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3.      SEC USE ONLY


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4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Kuwait
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NUMBER OF                 5.   SOLE VOTING POWER

SHARES                         12,750,000 shares
                          ------------------------------------------------------
BENEFICIALLY              6.   SHARED VOTING POWER

OWNED BY                       0 shares
                          ------------------------------------------------------
EACH                      7.   SOLE DISPOSITIVE POWER

REPORTING                      12,750,000 shares
                          ------------------------------------------------------
PERSON WITH               8.   SHARED DISPOSITIVE POWER

                               0 shares
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,750,000 shares
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        51.0%
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12.     TYPE OF REPORTING PERSON*

        OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1(A).     NAME OF ISSUER:

               HomePlace of America, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               3200 Pottery Drive
               Myrtle Beach, South Carolina 29579

ITEM 2(A).     NAME OF PERSON FILING:

               The Kuwait Investment Authority, as agent for The Government of Kuwait

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Ministries Complex, Block 3
               Safat, Kuwait 13141

ITEM 2(C).     CITIZENSHIP:

               Kuwait

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common stock, par value $.001 per share

ITEM 2(E).     CUSIP NUMBER:

               341894103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE FILING PERSON IS A:

               Not applicable.

ITEM 4.        OWNERSHIP:

               (a)     Amount Beneficially Owned:
                       12,750,000 shares

               (b)     Percent of Class:
                       51.0%

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               (c) Number of shares as to which such person has:

                       (i)    Sole power to vote or to direct the vote:
                              12,750,000 shares

                       (ii)   Shared power to vote or direct the vote: 0 shares

                       (iii) Sole power to dispose or to direct the disposition of: 12,750,000 shares

                       (iv) Shared power to dispose or to direct the disposition of: 0 shares

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Bank of America, N.A. holds 9.3% of HomePlace's common stock according to HomePlace's stock records, as reported by HomePlace's stock transfer agent.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10.       CERTIFICATIONS:

               Not applicable.



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                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     11th February 2001.


                                     KUWAIT INVESTMENT AUTHORITY,
                                     as Agent for the Government of Kuwait

                                     By: /s/ Farouk Bastaki
                                         ---------------------------------------
                                     Print name:   Farouk A. Bastaki
                                     Its:          Senior Investments Manager
                                                   Direct Investments Department




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